Exhibit 99.1

News Release

Orla Mining Announces Receipt of Interim Order and Filing and Mailing of Meeting Materials for Special Meeting of Shareholders to Approve the Arrangement with Equinox Gold Corp.

•	Your vote matters to your investment - vote today!
•	The Board of Directors of Orla unanimously recommends that Shareholders vote FOR the Arrangement Resolution.
•	Shareholder questions or need voting assistance? Please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting "INFO" to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America).

VANCOUVER, BC, June 23, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that in connection with the previously announced business combination (the "Arrangement") with Equinox Gold Corp. (TSX: EQX; NYSE: EQX) ("Equinox"), Orla has filed and commenced mailing of its notice of meeting, management information circular (the "Circular") and related documents (collectively, the "Meeting Materials") with securities regulators for the upcoming special meeting (the "Meeting") of the holders of common shares of Orla (the "Shareholders").

The Meeting Materials can now be accessed online on Orla's website at https://orlamining.com/investors/special-meeting/ and under the Company's profile on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively.

Meeting Details

The Meeting will be held on July 22, 2026 at 9:00 a.m. (PST) at the offices of Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. The Meeting will be held in person.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve the Arrangement pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act, whereby Equinox will acquire all of the issued and outstanding common shares of Orla in accordance with the arrangement agreement entered into by the parties dated May 12, 2026 (the "Arrangement Agreement").

Under the terms of the Arrangement, each common share of Orla will be exchanged for 1.00 common share of Equinox and US$0.0001 in cash. Following completion of the Arrangement, former Shareholders are expected to own approximately 33% of the combined company, while existing shareholders of Equinox are expected to own approximately 67% of the combined company, in each case on a fully-diluted in-the-money basis based on the number of issued and outstanding securities of Orla and Equinox as of the date of the Arrangement Agreement.

Interim Order and No Action Letter

The Company is also pleased to announce that the Supreme Court of British Columbia (the "Court") has issued an interim order (the "Interim Order") regarding the Arrangement which authorizes Orla to proceed with the Meeting and addresses other Meeting related matters. A copy of the Interim Order is included in the Circular. Subject to receipt of the requisite approvals by Shareholders at the Meeting, it is expected that Orla will apply for a final order of the Court approving the Arrangement on or about July 28, 2026.

In addition, on May 15, 2026, Orla and Equinox submitted to the Commissioner of Competition a request for an advance ruling certificate or, in the alternative, a no action letter and a waiver. On June 1, 2026, the Commissioner of Competition issued a no action letter to Orla and Equinox and waived the obligation for Orla and Equinox to submit information prescribed pursuant to subsection 114(1) of the Competition Act in respect of the Arrangement. A no action letter provides written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under section 92 of the Competition Act. This satisfies the Canadian competition approval closing condition to the Arrangement.

Strategic Rationale

•	Opportunity to participate in future value creation from the Arrangement: Under the Arrangement, Shareholders will receive common shares of Equinox and are expected to own approximately 33% of the combined company on a fully-diluted basis, allowing Shareholders to participate in future upside and value creation of the combined company.
•	Creation of a new North American senior gold producer: The combined company will have 1.1 million ounces of expected annual gold production from a highly complementary portfolio of six North American mines, underpinned by a significant endowment of approximately 23 million ounces of proven & probable mineral reserves.
•	Peer leading, growth profile leading to potentially more than 1.9 million ounces of annual production: Clear path to more than 800,000 ounces[1] of near-term gold production growth from the Valentine Gold phase 2 expansion in Canada, South Railroad Project and Castle Mountain Gold Project in the U.S., and Los Filos Mining Complex and Camino Rojo Mine in Mexico.
•	Second largest producer of Canadian gold: The Greenstone Gold Mine, Valentine Gold Mine, and Musselwhite Mine are expected to collectively produce 685,000 ounces of gold in 2026[2], with significant potential for production growth and mine life extension from expansion and exploration upside, resulting in significant production from a market-preferred, low risk jurisdiction.
•	Substantial free cash flow generation and robust financial position: Combined free cash flow profile of approximately $1.4 billion in 2026 based on current analyst consensus estimates; combined entity expected to have $1.4 billion of total available liquidity to drive growth and continued shareholder returns while maintaining strong financial flexibility.
•	Leadership and support from an industry leading team of mine builders and operators: The combined company will be led by a team with a proven track record of shareholder value creation led by Charles Jeannes, Darren Hall, and Jason Simpson, with ongoing support from Ross Beaty and key shareholders Pierre Lassonde and Prem Watsa and certain affiliates of Fairfax Financial Holdings Limited.
•	Diversified portfolio offers enhanced scale and optionality: Six producing assets and four growth projects across four countries (Canada, U.S., Mexico, and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside, and longer-term optionality.
•	Enhanced capital markets profile and significant re-rating potential: The combined company offers greater scale, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and superior free cash flow, providing significant re-rating potential.
•	Operational symmetry and enhanced efficiency: The combination of two public companies and two strong teams with complementary North American operating platforms is expected to drive operational efficiencies.
•	Review of strategic alternatives: After consultation on the proposed Arrangement with Orla's management team, their financial and legal advisors and, in the case of the board of directors of Orla (the "Board"), with the special committee comprised of only independent directors of the Company (the "Special Committee"), and after review of the current and prospective business climate in the mining industry, including assessing other potential strategic alternatives, including a standalone independent scenario, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, the Special Committee and the Board believe that the Arrangement is in the best interest of the Company.
•	Balanced governance and management participation: The board of directors of the combined company will consist of eleven directors with five directors coming from Orla's board of directors, including Charles Jeannes who will be Chair of the board of directors of the combined company. Additionally, Orla's current President and Chief Executive Officer, Jason Simpson, will become President of the combined company. All of these considerations will allow for oversight of, continuing influence on, and input into the strategic direction of the combined company by people from Orla.
•	Other factors: The Special Committee and the Board also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of the Company and Equinox in the metals and mining industry, information concerning mineral reserve and mineral resource estimates, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of the Company and Equinox and the historical trading prices of the common shares of Orla and the common shares of Equinox, taking into account the results of the Company's due diligence review of Equinox and its properties.
________________________________________
[1] Anticipated production growth from completion of the Valentine Gold Mine phase 2 expansion and with Castle Mountain Gold Project, Los Filos Mining Complex, South Railroad Project and Camino Rojo Mine in production.
[2] Mid-point of Equinox's and Orla's 2026 guidance, on a full-year basis, as further detailed in the news release of Equinox dated January 14, 2026 and the news release of Orla dated January 20, 2026, respectively.

Board Recommendation

The Board, based on its considerations, investigations and deliberations, including a thorough review of the Arrangement Agreement, the fairness opinions of each of Scotia Capital Inc. and Fort Advisory Partners, and other relevant matters, and taking into account the best interests of the Company, and after consulting with management and the Company's legal and financial advisors and having received and reviewed the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is in the best interest of the Company and fair to the Shareholders. Accordingly, the Board unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. The recommendations of the Special Committee and the Board are based on various factors set forth above and described more fully in the Circular.

Voting Agreements

The directors and senior officers of the Company, and certain significant shareholders of the Company, who collectively own, directly or indirectly, or exercise control or direction over, approximately 26.4% of the outstanding common shares of the Company as at the record date of the Meeting, have entered into voting and support agreements with Equinox, pursuant to which they have agreed to, among other things, vote, or cause to be voted, all common shares of the Company held or controlled by them FOR the Arrangement Resolution.

How to Vote

The proxy voting deadline is 9:00 a.m. (PST) on July 20, 2026. Shareholders are encouraged to vote well in advance of the proxy voting deadline to ensure your vote is submitted in a timely manner. Voting is easy. Shareholders may vote online, by telephone or by any other methods provided in the form of proxy or voting instructions which have been included as part of the mailing.

	Registered Shareholders	Non-Registered Shareholders
	Common shares held in own name and represented by a physical certificate or DRS.	Common shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Shareholder Questions and Voting Assistance

Shareholders with questions or who require voting assistance may contact Orla's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Text Message: Text "INFO" to 416-304-0211 or 1-877-452-7184
Email: assistance@laurelhill.com

Qualified Person

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of Orla, who is a "Qualified Person" as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

On Behalf of the Board

"Jason Simpson"
President and Chief Executive Officer

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations and Corporate Development
www.orlamining.com
investor@orlamining.com

Non-IFRS Measures

This news release refers to free cash flow and total available liquidity, which are measures with no standardized meaning under IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and may not be comparable to similar measures presented by other companies. Their measurement and presentation are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Companies believe that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Companies in assessing their respective operating performance, ability to generate free cash flow from current operations and their overall value. Refer to the "Non-IFRS measures" section of Equinox's management's discussion and analysis ("MD&A") for the three months ended March 31, 2026 and for the year ended December 31, 2025, and the "Non-GAAP measures" section of Orla's MD&A for the three months ended March 31, 2026 and for the year ended December 31, 2025, for a more detailed discussion of these non-IFRS Accounting Standards measures and their calculation.

Forward-looking Statements

This news release includes certain statements and information that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation and may include future-oriented financial information (collectively "forward-looking statements"), including statements regarding the intent of the Company, or the beliefs or current expectations of the officers and directors of the Company for the combined company. When used in this news release, words such as "will", "expect", "potential", "path", "objective", "becoming", "subject to", "expected", "to be", "look forward", "intends", "plans", "enter", "create", "enhance", "improve", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Arrangement; the Meeting; the approval of the Arrangement by the Shareholders; the application for a final order of the Court approving the Arrangement; the timing for closing of the Arrangement; the satisfaction of the conditions precedent to the Arrangement; the strengths, characteristics, value, portfolio and potential of the combined company; the strategic vision for the combined company and expectations regarding production capabilities and the ability of the combined company to successfully advance Orla's projects post-closing of the Arrangement; the accuracy of the pro forma financial position and outlook of the combined company; production guidance; returns to Shareholders; ongoing support of Shareholders; potential re-rating of the combined company; the ability of the combined company to achieve the production, cost and development expectations outlined in the technical reports related to the Valentine, Castle Mountain, Los Filos, Greenstone, Musselwhite, Camino Rojo and South Railroad expansions; the results of the feasibility studies at Valentine, Castle Mountain, and Los Filos; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

The forward-looking statements contained herein include certain material assumptions and estimates regarding the forward-looking statements that, if untrue, could cause actual results, performances or achievements of the Companies to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to the Companies operations, future exchange rates, the Companies' ability to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Arrangement; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting the Companies or its respective properties.

While Orla considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Although Orla believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company cautions that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this news release. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where the combined company will have assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the closing of the Arrangement; proposed changes in management and the board of directors; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the combined company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of the combined company to work productively with its Indigenous and community partners.

Additional factors are identified in Orla's and Equinox's other filings with securities regulators including, but not limited to, the Circular, Orla's MD&A dated March 19, 2026 for the year ended December 31, 2025, Orla's annual information form dated March 19, 2026 for the year ended December 31, 2025, and Orla's MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Orla assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Orla updates any one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2026/23/c8680.html

%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 17:30e 23-JUN-26